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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                     0-23396

                                                                  CUSIP NUMBER
                                                                   __________

(Check One): / / Form 10-K  / / Form 20-F  / / Form 11-K  /x/ Form 10-QSB
             / / Form N-SAR

         For Period Ended: December 31, 1996

         / / Transition Report on Form 10-K
         / / Transition Report on Form 20-F
         / / Transition Report on Form 11-K
         / / Transition Report on Form 10-Q
         / / Transition Report on Form N-SAR
         For the Transition Period Ended: ____________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Skyline Multimedia Entertainment, Inc.
Full Name of Registrant

______________________________
Former Name if Applicable

350 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10118
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /x/  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /x/ (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  / /  (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                                                 (Attach Extra Sheets if Needed)

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     In light of the closing of several significant financing transactions which necessitated preparation of additional disclosure in the financial statement footnotes (including relating to FAS 123, Accounting for Stock-Based Compensation) and MD&A disclosures relating to such financing transactions and other recent developments in the Company's business, and the preparation of several required exhibits to the Form 10-QSB, the Company was unable to complete the Edgarization process in time to file its Quarterly Report on February 14, 1997 and will therefore file one business day late on February 18, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Neil S. Belloff, Esq.    (212)         940-6644
    (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /x/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached explanation on Exhibit "A".

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                     Skyline Multimedia Entertainment, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 1997                     By: s/Neil S. Belloff
                                                Neil S. Belloff
                                                Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                 (Attach Extra Sheets if Needed)

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           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                 (Attach Extra Sheets if Needed)

                                  "EXHIBIT A"

            SKYLINE MULTIMEDIA ENTERTAINMENT, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

                                            THREE MONTHS ENDED               SIX MONTHS ENDED
                                                DECEMBER 31                      DECEMBER 31

                                          1996             1995            1996             1995
                                       -----------      -----------     -----------      -----------
Revenues:

Ticket Sales                            $ 1,392,000      $ 1,113,000     $ 2,966,000      $ 2,466,000
Concession Sales                            270,000          257,000         647,000          557,000
Sponsorship Income                           87,000           78,000         143,000          153,000
                                        -----------      -----------     -----------      -----------

         TOTAL REVENUES                   1,749,000        1,448,000       3,786,000        3,176,000
                                        -----------      -----------     -----------      -----------

Operating Expenses:

Costs of Merchandise Sold                    97,000           95,000         230,000          197,000

Selling, General and Administrative       2,144,000        1,037,000       3,462,000        2,148,000

Depreciation and Amortization               157,000          125,000         293,000          243,000
                                        -----------      -----------     -----------      -----------
Total Operating Expenses                  2,398,000        1,257,000       3,985,000        2,588,000

Income/(loss) from Operations              (649,000)         191,000        (199,000)         588,000

Net interest (expense)/income               (72,000)           1,000         (74,000)          (1,000)
                                        -----------      -----------     -----------      -----------

Income/(loss) before provision

   for income taxes                        (721,000)         192,000        (273,000)         587,000

Income tax expense (Note 12)                 20,000           15,000         164,000           30,000

Net Deferred Tax Benefit (Note 3)          (229,000)             -0-        (824,000)             -0-
                                        -----------      -----------     -----------      -----------

Net income/(loss)                       $  (512,000)     $   177,000     $   387,000      $   557,000
                                        ===========      ===========     ===========      ===========

Net income/(loss) per share
of common stock                         $      (.18)     $       .06     $       .14      $       .20
                                        ===========      ===========     ===========      ===========

Weighted average number of shares

(excludes 670,000 escrow shares)          2,876,000        2,876,000       2,876,000        2,840,000
                                        ===========      ===========     ===========      ===========


                                       4

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Results of Operations

        Revenues. Revenues generated during the three and six months ended December 31, 1996, aggregated $1,749,000 and $3,786,000, respectively, compared to $1,448,000 and $3,176,000, respectively for the three and six months ended December 31, 1995. The increase in revenue for the three and six months ended December 31, 1996, from the prior year period is primarily due to the additional revenues of approximately $275,000 generated from Magic on Broadway and an increased average ticket price for New York Skyride combined with higher attendance for the six month period. Additionally, a sponsorship agreement with a major distributor of photographic and magnetic imaging equipment was signed during December 31, 1995 thereby contributing a full quarter of sponsorship income during the quarter ended December 31, 1996, compared to a partial period during the quarter ended December 31, 1995.

        Management expects to continue to supplement its primary revenue stream from ticket sales for New York Skyride by soliciting corporate sponsorships from a number of key consumer product companies. During the three and six month period ended December 31, 1996 the Company earned approximately $87,000 and $173,000 in sponsorship income as a result of monthly fees and capital improvements received. Current agreements with the Company's three sponsors are expected to provide annual sponsorship fees aggregating approximately $1,300,000 during the five year duration of such agreements which commenced November 1994. Approximately $702,000 of such income has been received to date, of which $120,000 was received during the six month periods ended December 31, 1996 and 1995. Additionally, management expects that these sponsorships will generate additional revenue for the Company in the form of increased ticket sales through joint marketing and promotional programs.

        Operating expenses . Operating expenses incurred during the three and six months ended December 31, 1996, aggregated $2,398,000 and $ 3,985,000, respectively, compared to $ 1,257,000 and $2,588,000, respectively, for the three and six months ended December 31,1995. The increase is due primarily to an increase of approximately $150,000 in payroll and related expenses at the New York Skyride for the three months ended December 31, 1996, as well as certain start-up expenses of approximately $550,000 relating to the opening of XS New York. These XS New York related expenses include, among other things, payroll and related expenses of approximately $257,000, real estate taxes of approximately $43,000, consulting and promotional expenses of approximately $83,000 and an allocation of corporate overhead and administrative expenses of approximately $105,000. Additionally, the Compny expended $250,000 in connection with its involvement in "Magic on Braodway".

      Net Income and Earnings Per Share . Net Income / (Loss) and Earnings/
(Loss) Per Share were $(512,000) and $(.18), and $387,000 and $ .14, respectively, for the three and six months ended December 31, 1996 as compared to $177,000 and $ .06, and $557,000 and $.20, respectively, for the three and six months ended December 31, 1995. The net loss of $(512,000) for the quarter ended December 31, 1996 was the result of a Loss of approximately $(553,000) related to certain start-up costs attributable to XS New York (see operating expenses), and a Loss of approximately $(250,000) as a result of the Company's involvement in "Magic on Broadway". These losses were partially offset by income of approximately $60,000 from New York Skyride and a deferred tax benefit of $229,000. During the quarter ended December 31, 1995, New York Skyride operations produced income of $177,000 with no deferred tax benefit realized.

                                      12
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        As a result of net operating loss carryforwards from prior years, the
Company recognized net deferred taxbenefits of $595,000 or $.20 per share and $229,000 or $.08 per share for the quarters ending September 30, 1996 and December 31, 1996, respectively. For the three and six months ended December 31, 1995 there was a provision for certain state and local taxes of $15,000 and $30,000, respectively, with no benefit recognized for net operating loss carryforwards.

   Working Capital. Working capital deficiency at December 31, 1996, was approximately $(182,000) compared to working capital of approximately $1,917,000 at December 31, 1995. The reduction in working capital is primarily the result of the XS New York buildout of $5,726,000 and deferred project leasing and financing costs aggregating $409,000 related to the Company's capital investments in XS New York and XS Chicago.